September 28, 2006

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Mail Stop 4561
USA

Attention:	John P. Nolan
Accounting Branch Chief

Re: Banco de Chile
Form 20-F for the Year Ended December 31, 2005
Filed June 26, 2006
File No.001-15266

Dear Mr. Nolan:

On behalf of Banco de Chile (the “Bank”) set forth below are responses to the comment letter dated September 7, 2006 (the “Comment Letter”) from the staff of the Securities and Exchange Commission (the “SEC” or the “Commission”) related to the Bank’s Form 20-F for the year ended December 31, 2005 (the “Form 20-F”). As requested, this letter is being filed on EDGAR.

All references in the Bank’s response to pages and captioned sections are to the Form 20-F as originally filed. Capitalized terms used in this letter and not otherwise defined herein have the meaning as ascribed to them in the Form 20-F. References to “we”, “us” or “our” in the responses set forth below refer in each case to the Bank.

For convenience, we have included the SEC staff’s comments in italics below followed by the Company’s response.

Form 20-F for the Fiscal Year Ended December 31, 2005

Consolidated Financial Statements

Note 28 – Differences between Chilean and United States Generally Accepted Accounting Principles

(a) Push Down Accounting and Purchase Accounting, page F-38

1. We note your disclosure on page F-39 that SAOS is a variable interest entity and that Banco de Chile determined that it is not the primary beneficiary of SAOS. Please provide us with your comprehensive analysis describing how you determined that Banco de Chile is not the primary beneficiary of SAOS. Your analysis should address, but not be limited to, the following:

  The business purpose and design of SAOS;

  The nature of the variable interest;

  The terms of the agreement between Banco de Chile and SAOS providing for the payments of dividends;

  The terms of the subordinated debt with the Central Bank, including provisions that require SAOS to hold Banco de Chile stock as collateral, may require SAOS to sell the stock , and may require Banco de Chile to pay stock dividends in the form of cash by SAOS;

  The Chilean General Banking Law requirement that the bank must distribute a cash dividend equal to at least 30% on Chilean GAAP net income each year;

  The identified decision maker for SAOS and the fees paid to the decision maker;

  The nature and amount of Banco de Chile’s and SM- Chile S.A.’s investments at risk in SAOS;

  Whether there is sufficient investment at risk to permit SAOS to finance its activities without additional subordinated financial support;

  The distribution of voting rights and control among the parties involved;

  The economic risks and rewards of the parties involved;

  How you considered related parties;

  Whether there are any parties acting as the facto agents or the facto principals;

  The party most closely associated with SAOS; and

  The party that is the primary beneficiary of SAOS.

Response:

Background and Business Purpose

During the 1982-1983 Chilean economic crisis, the Chilean banking system experienced significant instability requiring that the Chilean Central Bank and the Chilean government provide assistance to most Chilean private sector banks, including the Bank’s predecessor, which was also named Banco de Chile (the “Predecessor Bank”). During this period, the Predecessor Bank experienced significant financial difficulties. In 1985 and 1986, the Predecessor Bank increased its capital and sold shares representing 88% of its capital to more than 30,000 new shareholders. As a result, no single shareholder held a controlling stake in it. In 1987, the Chilean Superintendency of Banks returned the control and administration of the bank to its shareholders. Subsequent to the crisis, like most major Chilean banks, the Predecessor Bank sold a portion of its non-performing loans to the Central Bank at face value on terms that included a repurchase obligation. The repurchase obligation was later exchanged for subordinated debt of each participating bank issued in favor of the Central Bank. In 1989, pursuant to Law No. 18,818, banks were permitted to repurchase the portfolio of non-performing loans for a price equal to the economic value of such loans, provided that the bank assume a subordinated obligation equal to the difference between the face value and economic value of such loans. In November 1989, the Predecessor Bank repurchased its portfolio of non-performing loans from the Central Bank and assumed the Central Bank’s subordinated debt relating to its non-performing loans.

In November 1996, pursuant to Law No. 19,396, which established a new treatment for subordinated debts in the Chilean banking system, the Predecessor Banco de Chile’s shareholders approved a reorganization by which the Predecessor Bank was converted to a holding company named SM-Chile. In turn, SM-Chile organized a new wholly owned banking subsidiary named Banco de Chile (the “Bank” or “Banco de Chile”) to which it contributed all of its assets and liabilities other than the Central Bank subordinated debt. SM-Chile then created a second wholly owned subsidiary, Sociedad Administradora de la Obligacion Subordinada SAOS S.A., (“SAOS”). We refer hereafter to these series of transactions as the “Reorganization Transaction”. Pursuant to a prior agreement with the Central Bank, SAOS assumed a new repayment obligation in favor of the Central Bank that replaced the Central Bank subordinated debt in its entirety. In exchange for assuming the Central Bank indebtedness, SAOS received from SM-Chile, a holding company that beneficially owns SAOS and the Bank, 63.6% of Banco de Chile shares as collateral for this indebtedness.

The business purpose of this reorganization transaction, including the formation of SAOS, was to structure the repayment of the subordinated debt that had neither a fixed term nor a repayment schedule to the Chilean Central Bank.

(a) Push Down Accounting and Purchase Accounting, page F-38 (continued)

Although Banco de Chile utilized a reorganization alternative, Law No. 19,396 provided a range of options for the banks with subordinated debt with the Central Bank to modify the payment conditions for the subordinated obligations, depending on whether or not under the original conditions they were able to service such debt within a 40 year-term. Those banks that were unable to repay their subordinated obligation within this period, were permitted to agree with Central Bank, to either repay the subordinated obligation in 40 fixed, annual, consecutive and equal installments, or to adopt a scheme for bidding shares, plus the transfer of shares in settlement to Banco Central de Chile.

As a result of the Bank merger with Banco de A. Edwards, the percentage of Banco de Chile’s shares held by SAOS decreased to 42.0% . As a result of the share dividend paid in May 2006, the percentage further decreased to 41.4% .

Nature of the Variable Interests

Banco de Chile has determined that SAOS is a variable interest entity under FIN46R and its parent company SM Chile has a variable interest in SAOS. In performing its analysis, the Bank identified the Chilean Central Bank, and the consolidated group SM Chile, which includes Banco de Chile, as having variable interests in SAOS as a result of being debt and equity holders, respectively, which will absorb portions of SAOS’ expected losses and residual returns. Banco de Chile does not have an obligation to absorb any portions of the expected losses nor will it receive portions of SAOS’ expected residual returns.

Terms of the agreement between Banco de Chile and SAOS and the payments of dividends

The Central Bank indebtedness, for which SAOS is solely responsible and for which there is no recourse to Banco de Chile or SM-Chile, was equal to the unpaid principal of the Central Bank subordinated debt that it replaced but had terms that differed in some respects, the most important of which included a rescheduling of the debt for a term of 40 years providing for equal annual installments and a pledge of Banco de Chile’s shares as collateral for such debt. The Central Bank indebtedness bears interest at a rate of 5.0% per year and is denominated in UF. Dividends received from Banco de Chile are the sole source of SAOS’ revenue, which must be applied to repay this indebtedness. Chilean General Corporations Law 18.046 requires that banks must generally distribute a cash dividend in an amount equal to at least 30% of its net income

(a) Push Down Accounting and Purchase Accounting, page F-38 (continued)

for each year as determined in accordance with Chilean GAAP, except to the extent the Bank has unabsorbed prior year losses. 1.

Under SAOS’ agreement with the Central Bank, Banco de Chile has no obligation to distribute dividends to its shareholders. If the Bank decides to retain and capitalize all or part of its annual net income in order to finance future growth, and to distribute stock dividends to its shareholders, the Central Bank may require Banco de Chile to pay the portion of the net income corresponding to shares owned by SAOS in cash to SAOS. If the Bank distributes stock dividends and the Central Bank does not require it to pay that portion in cash, the shares received by SAOS must be sold by SAOS within the following 12 months. The shareholders of SM-Chile will have a right of first refusal with respect to that sale.

To the extent distributed dividends are not sufficient to pay the amount due on this indebtedness; SAOS is permitted to maintain a cumulative deficit balance with the Central Bank that SAOS commits to pay with future dividends. If the cumulative deficit balance exceeds an amount equal to 20% of the Bank’s paid-in capital and reserves, the Central Bank may require SAOS to sell a sufficient number of the Bank’s shares owned by SAOS to the public in order to pay the entire accumulated deficit amount.

Decision maker for SAOS

Pursuant to the law under which it was established, the only function that SAOS has is to hold the subordinated debt and the ownership interest in the Bank. As such no decision making is necessary as it functions on an “autopilot mechanism”. Consequently no fees other than minor costs related to legal, accounting and other compliance functions are paid related to decision making.

Investment at risk in SAOS

Although the Bank has no investment at risk in SAOS, its parent company SM- Chile S.A. has investment at risk in SAOS’ equity, as it is the sole owner of the common stock in SAOS. As defined in paragraph 5(a) of FIN 46R, there is insufficient investment at

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1 Law N° 20,109 enacted June 24, 2006 amended Article 56 of the General Banking Law. Prior to such amendment, banks were permitted to distribute less than such minimum amount in any given year if the holders of at least two-thirds of the bank’s outstanding stock so determined.

(a) Push Down Accounting and Purchase Accounting, page F-38 (continued)

risk to permit SAOS to finance its activities without additional subordinated financial support due to SM Chile having had negative equity under US GAAP at the time of the Reorganization Transaction.

The distribution of voting rights and control among the parties involved

As of the date of this letter, the organizational and ownership chart is as follows:

Related parties

For purposes of the analysis under FIN 46R the Bank considered variable interests in SAOS held by its related parties at the time that SAOS was formed. For purposes of this Interpretation, the term related parties included only SM Chile as there were no other parties identified under FASB Statement No. 57, Related Party Disclosures, or other parties that were acting as de facto agents or de facto principals of the variable interest holder.

Party Most Closely Associated with SAOS

Banco de Chile believes that the party most closely associated with SAOS, by virtue of its involvement with the Reorganization Transaction and the subordinated debt is the Chilean Central Bank;

(a) Push Down Accounting and Purchase Accounting, page F-38 (continued)

Primary Beneficiary of SAOS

Notwithstanding that Banco de Chile does not have a variable interest in SAOS, as it forms part of the consolidated group SM Chile, in accordance with FIN 46R Banco de Chile has performed a comprehensive qualitative and quantitative analysis of the expected losses of the Variable Interest Entity SAOS at the time of the reorganization. Based on the allocation of SAOS’ expected losses and residual returns to its variable interest holders, the Bank has concluded that substantially all of the expected losses and rewards attributable to SAOS will be absorbed by SM Chile and none will be absorbed by the Bank.

As a result of the analysis performed, the Bank concluded, under the provisions of FIN46(R), that SAOS should not be consolidated by the Bank as SM Chile is the primary beneficiary. Accordingly Banco de Chile disclosed in its Form 20-F that Banco de Chile is involved with SAOS, a Variable Interest Entity, but does not have a variable interest in SAOS.

2. In future filings please provide all of the disclosure required by paragraph 23-26 of FIN 46R, as applicable. Quantify the balance outstanding of the subordinated debt held by SAOS and the annual dividend payment amounts. Disclose the extent to which dividends Banco de Chile paid to SAOS have been sufficient to cover the required annual payment by SAOS to the Central Bank related to the subordinated debt during the period presented. Please provide us with your proposed future disclosure.

Response:
Banco de Chile believes that Paragraph 23 of FIN 46R is not applicable based on the conclusion that Banco de Chile is not deemed the primary beneficiary.

Similarly, the Bank also determined that Paragraph 24 is not applicable as it requires disclosure when an enterprise holds a significant variable interest in a variable interest entity, but is not the primary beneficiary. Banco de Chile does not have a significant variable interest and its maximum exposure to loss as a result of its involvement with the variable interest entity is zero.

We believe that paragraphs 25 and 26 are not applicable as this reorganization transaction is not subject to Statement 140 and as all information necessary to perform the Variable Interest Entity analysis is available to Banco de Chile.

(j) Allowance for Loan losses, page F-43

3. In future filings please describe how you account for loans purchased at a discount or premium. Describe and quantify, if material, the differences between how you account for purchased loans on a Chilean GAAP basis compared to US GAAP basis. Please provide us with your proposed future disclosure.

Response:

Proposed financial statement disclosure:

“On a non-recurring basis, the Bank acquires non-impaired loans directly from the market of from other financial institutions, mainly to meet its customer requirements. Under Chilean GAAP, loans purchased are recorded at fair value (price paid) when acquired, classified and recorded in the loan portfolio line item to which it relates and any discount or premium is recognized as an adjustment to interest income using the effective interest rate method. The Bank does not purchase loans that are deemed impaired at the acquisition date.

Under US GAAP, the Bank applies the requirements of the Statement of Financial Accounting Standards No. 91 (SFAS 91), Accounting for Nonrefundable Fees and Costs Associated with Originating or Acquiring Loans and Initial Direct Costs of Leases to non-impaired loans. When discounts or premiums are attributable to the credit quality of the purchased loan, the accounting treatment for this differences is prescribed by the Statement of Position (SOP) No. 03-3, “Accounting for Certain Loans or Debt Securities Acquired in a Transfer” (SOP 03-3).

SFAS 91 states that any purchase premiums or discounts on loans shall be recognized as an adjustment of yield generally by the effective interest method based on the contractual terms of the loan. SOP 03-3 requires acquired loans to be recorded at fair value and prohibits carrying over valuation allowances in the initial accounting for acquired impaired loans. Furthermore SOP 03-3 limits the yield that may be accreted (accretable yield) to the excess of the undiscounted expected cash flows over the investor’s initial investment in the loan. The excess of the contractual cash flows over expected cash flows (nonaccretable yield) may not be recognized as an adjustment of yield, loss accrual or valuation allowance. Subsequent increases in cash flows expected to be collected are recognized prospectively through an adjustment of the loan’s yield over its remaining life. Decreases in expected cash flows are recognized as impairments.

(j) Allowance for Loan losses, page F-43 (continued)

Considering that the Bank is not engaged in the purchase of impaired loans and the accounting treatment between Chilean and US GAAP for discounts or premiums as result of the acquisition of non-impaired loans does not differ, no differences arise.

During the years ended December 31, 2004, 2005, and 2006, Banco de Chile purchased non-impaired loans amounting to MCh$ 5,085 (on a historic basis), MCh$60,206 (on a historic basis) and MCh$ ----“

4. We note your disclosure on page F-45 that you believe the charge-off policies applied in accordance with Chilean GAAP are generally the same as those required under US GAAP. In light of the relatively long period of time that a loan is past due before being charged-off, please tell us how you determined that your policies approximate those under US GAAP.

Response:

According to the Bank’s credit risk management policies and monitoring, the Bank charge-offs loans when it considers that recovery is not feasible and all collections efforts have been exhausted. However, this period should not exceed the following maximum periods, as stated by the Chilean Banking regulation, since the loans become past due:

a) 24 months for unsecured loans (3 months for consumer loans)
b) 36 months for secured loans

During 2005, the Bank charged-off a total of Ch$66,285 million, comprised of approximately Ch$19,452 million of consumer loans and Ch$46,833 million of commercial and mortgage loans. Of the total of commercial and mortgage loans charged-off during 2005, approximately 49% or Ch$22,807 million were charged-off as result of being deemed uncollectible prior reaching the maximum allowable periods authorized by the Chilean banking regulation.

Based on the fact that the Bank charges-off its portfolio as soon as it is deemed not to be recoverable, which in no event exceeds the maximum periods allowed by Chilean Banking regulations, the Bank believes that its charge-off policy, as stated under Chilean GAAP, significantly approximates US GAAP.

(m) Derivatives, page F-48

5. Please tell us the nature of the hedges for which you apply hedge accounting pursuant to SFAS 133. For each hedging relationship, please tell us how you determined that they met the criteria for hedge accounting pursuant to paragraphs 20, 21, 28 and 29 of SFAS 133. Specifically address the following for each type of hedging relationship:

• The nature and terms of the hedged item or transaction;
• The nature and terms of the derivative instruments;
• The specific documented risk being hedged;
• The quantitative measures you use to assess effectiveness of each hedge both at inception and on an ongoing basis; and
• Whether you apply the “short-cut” method or “matched terms” approach for assuming no effectiveness pursuant to paragraphs 68 or 65, as applicable, as SFAS 133.

Response:

In future filings we will amend the sixth paragraph shown under “(m) Derivatives” in the Bank’s 2005 Form 20-F to eliminate the reference to hedge accounting, because as of December 31, 2003, 2004 and 2005, the Bank does not have a hedge for which it applies hedge accounting pursuant to SFAS No. 133.

* * *

Should you have any questions about the responses in this letter, please feel free to contact the undersigned at (562) 6532620.

Sincerely yours,

     /s/ Julio Guzman
_______________________________________
Julio Guzman
Acting General Manager

September 28, 2006

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:	John P. Nolan
Accounting Branch Chief

Re: Banco de Chile
Form 20-F for the Year Ended December 31, 2005
Filed June 26, 2006
File No.001-15266

Dear Mr. Nolan:

In connection with responding to the comment letter dated September 7, 2006 from the staff of the Securities and Exchange Commission (the “SEC” or the “Commission”) related to the Banco de Chile’s (the “Bank”) Form 20-F for the year ended December 31, 2005 (the “Form 20-F”) the bank acknowledges that:

• the Bank is responsible for the adequacy and accuracy of the disclosure in its Securities Exchange Act filings (the “Filings”);

• staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Filings; and

• the Bank may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely yours,

     /s/ Julio Guzman
___________________________
Julio Guzman
Acting General Manager